Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286850

PROSPECTUS

Safe & Green Holdings Corp.

937,500 Shares of Common Stock

This prospectus relates to the resale from time to time by the selling stockholder (the “Selling Stockholder”) identified in this prospectus under the caption “Selling Stockholder” of up to 937,500 shares of our Common Stock, par value $0.01 (our “Common Stock”), underlying the Series B Convertible Preferred Stock (the “Shares”), issuable upon conversion of the 60,000 shares of our Series B Convertible Preferred Stock, par value $0.01 (the “Series B Preferred Stock”) issued to the Selling Stockholders pursuant to an Exchange Agreement (the “Exchange Agreement”) by and among the Company and the Investors. The amount of Series B Preferred Stock is multiplied by the Stated Value (as defined below), which equals 937,500 (60,000,000 pre-Reverse Stock Split), and then divided by the Floor price of $0.20, which equals 4,687,500 shares (post-Reverse Stock Split), of which we are registering 937,500 shares herein (post-Reverse Stock Split). Pursuant to the Exchange Agreement, the parties effected a voluntary security exchange transaction (the “Transaction”) whereby the Investors exchanged the Series A and Series B Warrants previously purchased in the April 14, 2025 private placement (the “April 2025 Private Placement”) for an aggregate of 60,000 shares of Series B Preferred Stock (the “Exchange Shares”), with the New Series B Convertible Preferred Stock’s rights and preferences being set forth on that certain certificate of designation filed in our current report on Form 8-K filed with the SEC on July 18, 2025.

We did not receive any proceeds from the Exchange Agreement.

We will not receive any proceeds from the sale of the Registrable Securities by the Selling Stockholder under this prospectus. We provide more information about how we plan to use the proceeds in the section titled “Use of Proceeds” on page 15 of this prospectus.

The Shares were offered and sold by us pursuant to the exemption provided by Section 3(a)(9) of the Securities Act and Regulation D promulgated thereunder. We are registering the offer and resale of the Registrable Securities to satisfy the provisions of that certain registration rights agreement, dated July 17, 2025 (the “Registration Rights Agreement”), pursuant to which we agreed to register the resale of the Shares.

The foregoing summaries of the Exchange Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the Exchange Agreement and the Registration Rights Agreement attached as Exhibits 10.1 and 10.2, respectively, to our Current Report on Form 8-K filed with the SEC on July 18, 2025, each of which is incorporated herein by reference.

The Selling Stockholder may sell its Shares underlying the Series B Preferred Stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Stockholder may sell its shares underlying the Series B Preferred Stock in the section titled “Plan of Distribution” on page 18 of this prospectus. We will pay the expenses incurred in registering the securities covered by this prospectus, including legal and accounting fees. To the extent the Selling Stockholder decides to sell any of its Shares underlying the Series B Preferred Stock, we will not control or determine the price at which the shares are sold.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SGBX”. On September 30, 2025, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $7.18 per share. We urge prospective purchasers of our Common Stock to obtain current information about the market prices of our Common Stock.

Investing in our securities involves significant risks, including those set forth in the “Risk Factors” section of this prospectus beginning on page 11 and in our filings with the Securities and Exchange Commission (referred to herein as the “Securities and Exchange Commission” or the “SEC”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 1, 2025

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the Common Stock offered under this prospectus. The registration statement, including the exhibits, can be read on our website and the website of the Securities and Exchange Commission. See “Where You Can Find More Information.”

Information contained in, and that can be accessed through our web site, www.safeandgreenholdings.com, shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by any prospective investors for the purposes of determining whether to purchase the Common Stock offered hereunder.

Unless the context otherwise requires, the terms “we,” “us,” “our,” “the Company,” “Safe & Green,” the “Registrant”, and “our business” refer to Safe & Green Holdings Corp., and “this offering” refers to the offering contemplated in this prospectus of the Registrable Securities.

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About this Prospectus

Neither the Selling Stockholder nor we have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any post-effective amendment, or any applicable prospectus supplement prepared by or on behalf of us or to which we have referred you. We and the Selling Stockholder take no responsibility for and can provide no assurance as to the reliability of any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the full text of the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, as described in “Incorporation of Certain Documents by Reference” in this prospectus, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find More Information.” We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Industry and Market Data

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. This information involves a number of assumptions, estimates and limitations.

The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. We believe this information is reliable as of the applicable date of its publication; however, we have not independently verified the accuracy or completeness of the information included in or assumptions relied on in these third-party publications. In addition, the market and industry data and forecasts that may be included in this prospectus, any post-effective amendment or any prospectus supplement may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, any post-effective amendment and the applicable prospectus supplement. Accordingly, investors should not place undue reliance on this information.

Trademarks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies.

Smaller Reporting Company

We are a “smaller reporting company” under applicable Securities and Exchange Commission rules and, as such, have elected to comply with certain reduced public company disclosure requirements for this prospectus and future filings. See “Prospectus Summary — Smaller Reporting Company” for additional information.

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PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our securities, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 11 and the financial statements and related notes included in this prospectus.

Corporate Information

We were incorporated in the State of Delaware on December 29, 1993 under the name PC411, INC. On January 12, 1999, we changed our name to CDSI Holdings, Inc. On November 4, 2011, CDSI Merger Sub, Inc., our wholly owned subsidiary, completed a reverse merger with and into SG Building Blocks, Inc. (“SG Building”), with SG Building surviving the reverse merger as our wholly owned subsidiary. Also on November 4, 2011, we changed our name to SG Blocks, Inc. On December 16, 2022, we changed our name to Safe & Green Holdings Corp. In addition, on December 16, 2022, our then wholly-owned subsidiary, SGB Development Corp. changed our name to Safe and Green Development Corporation by filing a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware. Prior to our emergence from bankruptcy in June 2016, our Common Stock was quoted on the OTC Bulletin Board. Our Common Stock is currently listed for trading on the Nasdaq Capital Market under the symbol “SGBX.”

Our principal offices are located at 990 Biscayne Blvd, #501, Office 12, Miami, Florida 33132. Our website address is www.safeandgreeenholdings.com. The information contained in, and that can be accessed through our website, is not incorporated into and is not a part of this prospectus. Our phone number is (646) 240-4235.

Business Overview

We operate in the following four segments: (i) manufacturing and construction services; (ii) medical; (iii) real estate development; and (iv) environmental. The manufacturing and construction segment designs and manufactures modular structures built in our factories using raw materials that are Made-in-America. In the medical segment we have previously used our modular technology to offer prefabricated health facilities for on-site immediate COVID-19 testing and plan to provide our modular technology to offer turnkey solutions to medical testing and treatment and generating revenue from medical testing. Our real estate development segment’s current business focus is primarily on the direct acquisition and indirect investment in properties nationally that will be further developed in the future into green single or multi-family projects. The environmental segment, the newest segment, plans to offer a sustainable medical and waste management solution that will utilize a patented technology to collect waste and treat waste for safe disposal.

We are a provider of modular facilities (“Modules”). We currently provide Modules made out of both code-engineered cargo shipping containers and traditional construction using wood and steel framing for use as both permanent or temporary structures for residential housing use and commercial use. Prior to the COVID-19 pandemic, the Modules we supplied were primarily for retail, restaurant and military use and were manufactured by third party suppliers using our proprietary technology and design and engineering expertise, which modifies code-engineered cargo shipping containers and purpose-built modules for use for safe and sustainable commercial, industrial and residential building. In March 2020, in response to the COVID-19 pandemic we began increasing our focus on providing our Modules as health care facilities for deployable medical response solutions. In September 2020, we acquired substantially all the assets of Echo DCL, LLC, a Texas limited liability company (“Echo”), except for Echo’s real estate holdings. Echo was a container/modular manufacturer based in Durant, Oklahoma specializing in the design and construction of permanent modular and temporary modular buildings and was one of our key supply chain partners. This acquisition allowed us to have more control over the manufacturing process and, as a result, we have increased our product offerings to add Modules made out of wood, steel and traditional construction materials.

During 2021, through our former subsidiary, Safe and Green Development Corporation. (“SG DevCorp” or “SG Development”) we also began to focus on acquiring property to build multi-family housing projects in underserved regions utilizing the manufacturing services of our subsidiary SG Echo, LLC (“SG Echo”). In March 2022, we formed SG Environmental Solutions Corp. (“SG Environmental”) to focus on biomedical waste removal utilizing a patented technology that it licenses to shred and disinfect biomedical waste, rendering the waste disinfected, unrecognizable, and of no greater risk to the public health than residential household waste. In March 2023, we formed Safe and Green Medical Corporation (“SG Medical”), to focus on providing our Modules as health care facilities with various clinics and labs that cater to the specific needs of local communities. To date, we have not generated revenue from SG Environmental or SG Medical.

During 2024, our ownership in SG DevCorp fell below 50%, and we deconsolidated SG DevCorp from our financial statements (the “Deconsolidation”). The decrease in ownership percentage resulted from additional equity transactions of SG DevCorp. The Deconsolidation represents a strategic shift in our operations and will have a major effect on our operations and financial results.

Recent Developments

June Line of Credit

On June 3, 2025 (the “Effective Date”), Olenox Corp. (the “Borrower”), a wholly owned subsidiary of Safe & Green Holdings Corp. (the “Company”), entered into a Promissory Note (the “Note”) in favor of Prosperity Bank (the “Lender”) in the aggregate principal amount of $2,000,000 (the “Principal”). The Note evidences a revolving Line of Credit of Olenox with the Lender. After all loan processing and origination fees of $15,002, the Borrower received net loan proceeds of $1,984,998. The Note is secured by the Company’s Certificate of Deposit held with the Lender with an approximate balance of $2,000,000

The Note shall bear interest at a rate of five percent (5%) per annum. Interest shall be calculated based on a year of 360 days. The Note shall be due in full immediately upon Lender’s demand. If no demand is made, Borrower will pay all outstanding principal and all accrued unpaid interest on June 2, 2026. In addition, the Borrower will pay regular monthly payments of all accrued interest due as of each payment date, beginning July 2, 2025. The Borrower may prepay all or a portion of the principal without penalty earlier than it is due. If a payment is 10 days or more late, the Borrower will be charged a late charge 5.00% of the unpaid portion of the regular payment. The Lender reserves a right of setoff in all of the Borrower’s accounts with the Lender (whether checking, savings, or some other account). The Borrower authorizes the Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts. The Note provides for a commercial guaranty by Michael McLaren.

Among others, the following shall constitute an event of default under the Note (each an “Event of Default”): if the Borrower fails to make any payment when due under the Note; if the Borrower fails to comply with or to perform any other term, obligation, covenant, or condition contained in the Note or any related documents; any representation or statement made by the Borrower to the Lender is false or misleading in any material respect; a change in ownership of twenty-five percent (25%) or more of the common stock of the Borrower; or a material adverse change in the Borrower’s financial condition. Upon an Event of Default, the interest rate on the Note shall be 18.00%.

The Note contains covenants applicable to the Borrower pertaining to the line of credit, including, among others, that the Borrower agrees to: maintain books and records of its operations (the “Books and Records”) to the need for the line of credit; permit the Lender or any of the Lender’s representatives, inspect and/or copy the Books and Records; and to provide the Lender any documentation requested which support the reason for making any advance under the line of credit. Further, the Note provides that the Borrower shall furnish from time to time to the Lender, upon the Lender’s request, copies of balance sheets of the Borrower, and copies of statements of income and cash flows of the Borrower.

May Equity Line of Credit

On May 29, 2025 (the “Effective Date”), Safe & Green Holdings Corp. (the “Company”) entered into a Stock Purchase Agreement (the “ELOC Purchase Agreement”) with Generating Alpha Ltd., a Saint Kitts and Nevis Company (the “Purchaser”), whereby the Company shall issue and sell to the Purchaser, subject to the terms and conditions of the ELOC Purchase Agreement, up to an aggregate of $100 million (the “Commitment Amount”) of newly issued shares (the “ELOC Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”).

The Company does not have a right to commence any sales of Common Stock to the ELOC Purchaser under the ELOC Purchase Agreement until the time when all of the conditions to the Company’s right to commence sales of Common Stock to the ELOC Purchaser set forth in the ELOC Purchase Agreement have been satisfied, including that a registration statement of such shares is declared effective by the SEC and the final form of prospectus is filed with the SEC (the “Commencement Date”). Over the period ending on the earlier of May 8, 2026, or the date on which the Purchaser shall have purchased ELOC Shares pursuant to the ELOC Purchase Agreement for an aggregate purchase price of the Commitment Amount, the Company will control the timing and amount of any sales of ELOC Shares to the ELOC Purchaser. Actual sales of shares of Common Stock to the ELOC Purchaser under the ELOC Purchaser Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Common Stock and determinations made by the Company as to appropriate sources of funding.

The purchase price of the shares of ELOC Shares that the Company elects to sell to the ELOC Purchaser pursuant to the ELOC Purchase Agreement will be equal to the lowest traded price of Common Stock during the seven (7) trading days prior to the applicable closing date multiplied by 90%.

In no event may the Company issue to the ELOC Purchaser under the ELOC Purchase Agreement more than the 4.99% of the total number of the Company’s shares of Common Stock issued and outstanding immediately prior to the execution of the ELOC Purchase Agreement (the “Applicable Exchange Cap”), unless the Company obtains stockholder approval to issue shares of Common Stock in excess of the Applicable Exchange Cap. In any event, the ELOC Purchase Agreement provides that the Company may not issue or sell any shares of Common Stock under the ELOC Purchase Agreement if such issuance or sale would breach any applicable Nasdaq rules.

The ELOC Purchase Agreement prohibits the Company from directing the Company to purchase any shares of Common Stock if those shares, when aggregated with all other shares of Common Stock then beneficially owned by the ELOC Purchaser (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended), would result in the ELOC Purchaser beneficially owning more than 4.99% of the outstanding Common Stock.

The ELOC Purchase Agreement provides that the Company shall file a registration statement registering the resale of the maximum number of ELOC Shares as shall be permitted by applicable law within ten (10) calendar days following the Effective Date of the ELOC Purchase Agreement. The Company shall use its best efforts to have the registration statement declared “effective” within thirty (30) days of the date of the ELOC Purchase Agreement, but no more than sixty (60) calendar days after the Company has filed the registration statement.

Sherman Oil Asset Purchase

On May 28, 2025, Safe & Green Holdings Corp. (“the Company”) entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Sherman Oil Company LLC and its affiliates (“Sherman Oil”), pursuant to which the Company will acquire approximately 1,600 acres of held-by-production oil leases for oil wells located in Wichita County and Wilbarger County, Texas (the “Assets”) for a purchase price of $1,000,000 (the “Purchase Price”). The purchase of the Assets includes Sherman Oil’s operational equipment of the oil wells.

Pursuant to the Asset Purchase Agreement, the Company will pay the Purchase Price as follows: $250,000 in cash on the closing date, $250,000 in cash within 90 days of the closing date, $250,000 in cash within 180 days of the closing date, and $250,000 in cash within 240 days of the closing date. The payments will bear no interest. The Asset Purchase Agreement contains customary representations, warranties, and covenants.

April Promissory Note

On April 11, 2025 (the “Issue Date”), Safe & Green Holdings Corp. (the “Company”) executed and issued a Promissory Note (“Note”) in favor of Generating Alpha Ltd. (the “Lender”) in the aggregate principal amount of $267,000 (the “Principal”), and an accompanying Securities Purchase Agreement (the “SPA”) and Registration Rights Agreement (the “RRA”).

The Note was purchased by the Lender for a purchase price of $213,600, representing an original issue discount of $53,400. The Note shall bear interest at a rate of fifteen percent (15%) per annum, with the understanding that the first twelve months of interest under the Node (equal to $40,050), shall be guaranteed and earned in full as of the Issue Date. Any amount of Principal or interest due under the Note which is not paid when due shall bear interest at eighteen percent (18%) per annum (“Default Interest”). The Company shall make monthly payments on the Note (each an “Amortization Payment”) in the amount of $30,705, due and payable each month commencing on July 4, 2025, and ending on April 6, 2026. The Company may accelerate the payment date of any Amortization Payment by giving notice to the Lender.

If the Company fails to pay any Amortization Payment when due, in addition to all other rights under the Note, the Lender shall have the right to convert at any time any portion of the Note at a price per share equal to the Market Price. “Market Price” shall mean the lesser of (i) the then applicable conversion price under the Note or (ii) 80% of the lowest closing price of the Company’s shares of common stock, par value $0.01 (“Common Stock”) on any trading day during the ten trading days prior to the conversion date. If an event of default occurs under the Note, then, in addition to all other rights under the Note, the Lender shall have the right to convert at any time any portion of the Note at a price per share equal to the Alternate Price. “Alternate Price” shall mean the lesser of (i) the then applicable conversion price, (ii) the closing price of the Common Stock on the date of the event of default (provided, however, that if such date is not a trading day, then the next trading day after the event of default), or (iii) $0.52 ($33.28 as adjusted for with the 2025 Reverse Stock Split) (subject to adjustment as provided in the Note).

The total cumulative number of shares of Common Stock issued to Lender under the Note, together with the SPA and RRA, may not exceed the requirements of Nasdaq Listing Rule 5635(d) (the “Nasdaq 19.99% Cap”), except that is the number of shares of Common Stock issued to Lender reaches the Nasdaq 19.99% Cap, the Company, at its election, will use reasonable commercial efforts to obtain stockholder approval of the Note and the issuance of additional conversion shares, in accordance with the requirements of Nasdaq Listing Rule 5635(d) (the “Approval”). If the Company is unable to obtain such Approval, any remaining outstanding balance of the Note must be repaid in cash.

Among others, the following shall be considered events of default under the Note (“Event of Default”): if the Company fails to pay an Amortization Payment when due on the Note; the Company fails to perform or observe any covenant, term, provision, condition, agreement, or obligation of the Company under the Note, the SPA, or the RRA; the Company shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business.

After an Event of Default, in addition to all other rights under the Note, the Lender shall have the right to convert any portion of the Note at any time at a price per share equal to the Alternate Price. The “Alternate Price” shall mean the lesser of (i) the applicable conversion price under the Note, (ii) the closing price of the Common Stock on the date of the Event of Default, or (iii) $0.52 ($33.28 as adjusted for with the 2025 Reverse Stock Split).

So long as the Company has any obligation under the Note, the Company shall not, without the Lender’s written consent: pay, declare, or set apart for such payment, any dividend or other distribution; redeem, repurchase, or otherwise acquire any shares of capital stock the Company; repay any indebtedness of the Company; or sell, lease, or otherwise dispose of any significant portion of the Company’s assets outside the ordinary course of business.

Commencing sixty (60) days after free trading shares of Common Stock are available to the Lender, the Company may deliver a notice to the Lender (an “Optional Redemption Notice”) of its election to redeem the outstanding balance together with all unpaid interest accrued thereon of the Note for cash at a redemption price equal to: one hundred and ten percent (110%) multiplied by the then-outstanding balance together with all unpaid interest accrued thereon of the Note. Upon receipt of the Optional Redemption Notice, the Lender shall have the option to convert up to 1/3 of the outstanding balance of the Note at the lower of the fixed conversion price or the alternative conversion price. If a change of control occurs, an additional 5% premium would be owed on the outstanding balance.

April 2025 Private Placement

On April 14, 2025, Safe & Green Holdings Corp. (the “Company”) consummated the previously announced private placement (the “Private Placement”) pursuant to a securities purchase agreement (the “Purchase Agreement”) with institutional investors (the “Purchasers”) for the purchase and sale of approximately $8 million of shares of the Company’s common stock (the “Common Stock”) and investor warrants at a price of $0.392 per Common Unit ($25.08 as adjusted for the 2025 Reverse Stock Split). The entire transaction was priced at the market under Nasdaq rules. The offering consisted of the sale of Common Units (or Pre-Funded Units), each consisting of (i) one (1) share of Common Stock or one (1) Pre-Funded Warrant, (ii) one (1) Series A PIPE Common Warrant to purchase one (1) share of Common Stock per warrant at an exercise price of $0.784 (the “Series A Warrant”) and (iii) one (1) Series B PIPE Common Warrant to purchase one (1) share of Common Stock per warrant at an exercise price of $0.98 ($62.72 as adjusted for with the 2025 Reverse Stock Split). (the “Series B Warrant” and together with the Series A Warrant, the “Warrants”).

The initial exercise price of each Series A Warrant was $0.784 per share ($50.18 as adjusted for with the 2025 Reverse Stock Split). of Common Stock. The Series A Warrants were to be exercisable following stockholder approval and to expire five (5) years thereafter. The number of securities issuable under the Series A Warrant were subject to adjustment as described in more detail in the Series A Warrant. The initial exercise price of each Series B Warrant was $0.98 per share ($62.72 as adjusted for with the 2025 Reverse Stock Split). of Common Stock or pursuant to an alternative cashless exercise option. The Series B Warrants were exercisable following stockholder approval and expire two and one-half (2.5) years thereafter. The number of securities issuable under the Series B Warrant were subject to adjustment as described in the Series B Warrant.

Each Pre-Funded Warrant was exercisable for one share of Common Stock for $0.0001 immediately upon issuance until all of the Pre-Funded Warrants are exercised in full. The number of Pre-Funded Warrant Shares are subject to adjustments for stock splits, recapitalizations, and reorganizations.

The Company will not be registering the shares underlying the Series A Warrant and Series B Warrant, as the Company has renegotiated the transaction, to eliminate the Series A and Series B Warrants with the investors from the April Private Placement. The Series A and B Warrants have now been exchanged, pursuant to the Exchange Agreement by and among the Company and the Investors, whereby the Investors will exchange the Series A and Series B Warrants previously purchased in the April 14, 2025 private placement (the “April 2025 Private Placement”) for an aggregate of 60,000 shares of Series B Preferred Stock (the “Exchange Shares”), with the New Series B Convertible Preferred Stock’s rights and preferences being set forth on that certain certificate of designation (the “Certificate of Designation”) of the Company, filed with the State of Delaware on July 17, 2025, in substantially in the form set forth hereto on our current report on Form 8-K, filed on July 18, 2025. The Company is solely registering the shares underlying the Exchange Shares herein.

County Line Asset Purchase

On April 8, 2025 (the “Effective Date”), Safe & Green Holdings Corp. (the “Company”) has entered into an asset purchase agreement (the “Asset Purchase Agreement”) with County Line Industrial LLC (“County Line”) to acquire all of the assets and operating business of County Line (the “Assets”) for a purchase price of $1,000,000 (the “Purchase Price”). The acquisition of County Line’s business includes the acquisition of all of County Line’s existing customers and business pipeline, and the hiring of County Line’s existing employees, and the hiring of County Line’s sole member, Carter Fields.

Pursuant to the Asset Purchase Agreement, the Company will pay the Purchase Price as follows: a cash payment in the amount of $125,000 due on or before April 15, 2025, a cash payment in the amount of $100,000 due on or before May 15, 2025; a cash payment in the amount of $250,000 due on or before July 15, 2025; and a cash payment in the amount of $525,000 due on or before January 31, 2026. The payments will bear no interest. In addition to the Purchase Price, the Company shall pay its current payable due to County Line, in the amount of $76,000, on or before May 1, 2025. County Line shall pay all obligations of its three vehicles for an approximate total amount of $92,000.

The Asset Purchase Agreement contains customary representations and warranties for this type of transaction, including but not limited to, County Line shall deliver all of the Assets free and clear of all liabilities, liens, loans, and encumbrances, and shall ensure that the Assets are in good working condition, subject to normal wear and tear. The Company shall not assume or be responsible for any of County Line’s liabilities, debts, obligations, whether presently existing or arising thereafter. County Line and its sole member have agreed to customary restrictive covenants including non-competition, non-circumvention, and non-solicitation for a period of two years.

NAHD Merger

On February 2, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and between the Company and New Asia Holdings, Inc., a Nevada corporation (“NAHD”), pursuant to which NAHD will be merged into a to-be-formed subsidiary of the Company (the “Merger”). Following this Merger, the NAHD operating subsidiaries will be indirect, wholly owned subsidiaries of the Company.

As merger consideration, the Company will issue four million (4,000,000) Series A non-voting convertible preferred shares of the Company, par value $1.00 (the “Preferred Shares”), to the NAHD shareholders. Each Preferred Share has the right to convert into shares of common stock of the Company at a ratio of 1 to 15 (each Preferred Share will convert into 15 shares of common stock of the Company), provided, however, that such conversion is subject to the approval of a majority of the Company’s common shareholders.

The Merger Agreement contain customary representations, warranties, and covenants. The Merger Agreement also contain conditions to the completion of the Merger including the filing of the articles of incorporation and/or organization for the merger subsidiaries, and the adoption of board resolutions and/or sole member resolutions by the merger subsidiaries approving the Merger. There are no assurances that the parties will satisfy all of the conditions to the merger.

The parties expect to complete these transactions as soon as practicable following the satisfaction or waiver of the condition to the Merger.

Following the Merger, NAHD and its subsidiaries Olenox Corp., a Nevada corporation, and Machfu Inc., a Delaware corporation, will be indirect, wholly owned subsidiaries of the Company.

As a result of such transaction, which positively impacts stockholders’ equity by approximately $35 million, as of the date of this filing the Company believes it has stockholders’ equity of at least $2.5 million as required by Nasdaq Listing Rules and that this will be evidenced in the Company’s 10-Q for the quarterly period ended June 30, 2025.

As a result of the 1:64 reverse stock split effected by the Company on September 8, 2025, each Preferred Share will have the right to convert into shares of common stock of the Company at a ratio of 1 for 0.234375, meaning each 64 Preferred Shares will convert into 15 shares of common stock of the Company, meaning the 4,000,000 Preferred Shares will convert into 937,500 shares of common stock of the Company, subject to approval of a majority of the Company’s common shareholders.

2024 Reverse Stock Split

On May 2, 2024, we effected a 1-for-20 Reverse Stock Split of our outstanding Common Stock (“Reverse Split”). As a result of the Reverse Split, each of our stockholders received one new share of Common Stock for every 20 shares such stockholder held immediately prior to the effective time of the Reverse Split. The Reverse Split affected all of our issued and outstanding shares of Common Stock equally. The Reverse Split also affected our outstanding stock options, warrants and other exercisable or convertible securities and resulted in the shares underlying such instruments being reduced and the exercise price being increased proportionately. No fractional shares were issued as a result of the Reverse Split. Any fractional shares that would have otherwise resulted from the Reverse Split was paid in cash, at an amount equal to the resulting fractional interest in one share of the Common Stock to which the stockholder would otherwise be entitled, multiplied by the closing trading price of our Common Stock on May 2, 2024. Except as indicated otherwise herein, the calculations based on outstanding Common Stock amounts after May 2, 2024 reflect the Reverse Split. Except where indicated otherwise therein, the documents incorporated by reference herein do not reflect the Reverse Split.

Nasdaq Continued Listing Rule Compliance

On July 8, 2025, Safe & Green Holdings Corp. (the “Company”) received a decision letter from the Nasdaq Hearings Panel (the “Panel”) granting the Company’s request for continued listing on the Nasdaq Capital Market. The decision is conditioned on the Company maintaining full compliance with all continued listing requirements of the Nasdaq Capital Market by August 28, 2025. On or before August 28, 2025, the Company must effect a Reverse Stock Split and demonstrate compliance with Nasdaq Listing Rule 5550(a)(2) by achieving a closing bid price of $1.00 or more per share for at least ten (10) consecutive business days.

On or before July 18, 205, the Company must publicly disclose that it has restructured the terms of its April 2025 offering to eliminate the Class B warrants and provide Nasdaq with confirmation that no shares underlying the Class B warrants were issued.

2025 Reverse Stock Split

In connection with the above, the Company’s shareholders approved a Reverse Stock Split at a ratio of 1:64 on August 25, 2025, and affected the Reverse Stock Split on September 8, 2025.

The Panel’s decision follows the Company’s hearing before the Panel on June 17, 2025, during which the Company presented a plan to regain compliance, including its intention to implement a Reverse Stock Split and restructure certain previously issued warrants to mitigate dilution concerns.

Exchange Agreement

On July 17, 2025, the Company entered into an Exchange Agreement (the “Exchange Agreement”) by and among the Company and the Investors. Pursuant to the Exchange Agreement, the parties intended to effect a voluntary security exchange transaction (the “Transaction”) whereby the Investors will exchange the Series A and Series B Warrants previously purchased in the April 14, 2025 private placement (the “April 2025 Private Placement”) for an aggregate of 60,000 shares of Series B Preferred Stock (the “Exchange Shares”), with the New Series B Convertible Preferred Stock’s rights and preferences being set forth on that certain certificate of designation (the “Certificate of Designation”) of the Company, filed with the State of Delaware on July 17, 2025, in substantially in the form set forth as Exhibit 3.1 on the Company’s current report on Form 8-K, filed on July 18, 2025.

The Exchange Agreement contains other customary provisions including representations and warranties for the Company and the Investors, governing law, and notice.

In connection with the above, the Company has planned on Annual Meeting on August 25, 2025, and plans to conduct a Reverse Stock Split at a range of one-for-ten (1-for-10) to a maximum of a one-for-one hundred (1-for-100) with the exact ratio to be determined by our board of directors.

On June 11, 2025, Safe & Green Holdings Corp. (the “Company”) was notified by the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that, based upon the Company’s continued non-compliance with the minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”) as of June 10, 2025, the deficiency could serve as an additional basis for the delisting of the Company’s securities from Nasdaq. The Company plans to present its plan to regain compliance with the Rule at its upcoming hearing before the Nasdaq Hearings Panel. The notice no immediate effect on the listing or trading of the Company’s common stock and the Company’s common stock will continue to trade under symbol “SGBX” at least pending the ultimate conclusion of the hearing process.

As previously disclosed, on December 12, 2024, Nasdaq notified the Company that the bid price of its listed securities had closed at less than $1.00 per share over the previous 30 consecutive business days and, as a result, the Company did not comply with the Rule. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until June 10, 2025, to regain compliance with the Rule. The Company was not eligible for a second grace period to regain compliance with the Rule and, accordingly, the Staff issued the additional delist determination dated June 11, 2025.

On May 13, 2025, Safe & Green Holdings Corp. (the “Company”) received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), stating that based on its review of the Company’s public filings with the Securities and Exchange Commission (the “SEC”), its staff has determined to delist the Company’s securities pursuant to its discretionary authority under Listing Rule 5101. Specifically, as set forth in the letter, Nasdaq’s staff determined that the Company’s issuance of securities pursuant to the securities purchase agreement dated April 14, 2025, particularly the Series B warrants exercisable on an alternate cashless basis as described in the Company’s prior SEC filings, raises public interest concerns because the issuance resulted in substantial dilution for its shareholders. Accordingly, as set forth in the letter, this matter serves as an additional basis for delisting the Company’s securities from Nasdaq.

The letter serves as a formal notification that the Nasdaq Hearings Panel (the “Panel”) will consider this matter in rendering a determination regarding the Company’s continued listing on Nasdaq. Pursuant to Listing Rule 5810(d), the Company should present its views with respect to this additional deficiency at its upcoming Panel hearing.

The Company has submitted an appeal of this determination and held a hearing with the Nasdaq Panel on June 17, 2025, and has submitted a compliance plan to the Panel in connection with same.

On July 8, 2025, Safe & Green Holdings Corp. (the “Company”) received a decision letter from the Nasdaq Hearings Panel (the “Panel”) granting the Company’s request for continued listing on the Nasdaq Capital Market. The decision is conditioned on the Company maintaining full compliance with all continued listing requirements of the Nasdaq Capital Market by August 28, 2025. On or before August 28, 2025, the Company must effect a Reverse Stock Split and demonstrate compliance with Nasdaq Listing Rule 5550(a)(2) by achieving a closing bid price of $1.00 or more per share for at least ten (10) consecutive business days.

On or before July 18, 2025, the Company complied with this requirement regarding the restructured terms of its April 2025 offering to eliminate the Class B warrants and provided Nasdaq with confirmation that the Series A and B Warrants were exchanged for the Series B Preferred Stock.

2024 Nasdaq Deficiencies

On April 19, 2024, we received a delinquency letter from the Nasdaq Stock Market LLC (“Nasdaq”) notifying us that we were not in compliance with the continued listing requirements set forth in Nasdaq Listing Rule 5250(c)(1) (“Rule 5250(c)(1)”), which requires timely filing of periodic reports with the SEC for continued listing. On May 13, 2024, we received a letter (the “May 13 Compliance Notice”) from Nasdaq notifying the Company that it was now in compliance with Rule 5250(c)(1). Based on the May 7, 2024 and May 10, 2024 filings of the Company’s Form 10-K and Form 10-K/A, respectively, for the year ended December 31, 2023, Nasdaq has determined that the Company has regained compliance with Rule 5250(c)(1), and this matter is now closed according to the May 13 Compliance Notice.

On May 10, 2024, we received a letter (the “Delisting Notice”) from Nasdaq notifying the Company that Nasdaq previously notified the Company on November 7, 2023 that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) (“Rule 5550(a)(2)”), which requires a minimum bid price of at least $1.00 per share for continued listing. On May 16, 2024, the Company received a letter (the “May 16 Compliance Notice”) from Nasdaq notifying the Company that it was now in compliance with Rule 5550(a)(2). Based on the Company’s closing bid price at or greater than $1.00 per share for 10 consecutive business days, from May 2, 2024 to May 15, 2024, Nasdaq has determined that the Company has regained compliance with Rule 5550(a)(2), and this matter is now closed according to the May 16 Compliance Notice.

On May 16, 2024, the Company received a letter (the “Deficiency Notice”) from Nasdaq notifying the Company that it was not in compliance with Nasdaq Listing Rule 5550(b)(1) (“Rule 5550(b)(1)”) because the stockholders’ equity of the Company of ($6,334,859), as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, was below the minimum requirement of $2.5 million. As of May 17, 2024, the Company does not have a market value of listed securities of $35 million, or net income from continued operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, the alternative quantitative standards for continued listing on Nasdaq.

The notification received has no immediate effect on the Company’s continued listing on Nasdaq, subject to the Company’s compliance with the other continued listing requirements.

In accordance with Nasdaq’s Listing Rules, the Company had 45 calendar days from the date of the Deficiency Notice, or no later than June 30, 2024, to submit a plan to regain compliance with Rule 5550(b)(1) (a “Compliance Plan”). The Company has submitted a Compliance Plan within 45 calendar days of the date of the Deficiency Notice and will evaluate available options to regain compliance. The Company was granted up to 180 calendar days from May 16, 2024, to evidence compliance with Rule 5550(b)(1).

On November 18, 2024, we received a letter from Nasdaq notifying the Company that the Company did not meet the terms of the extension granted by Nasdaq for the Company to comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing set forth in Listing Rule 5550(b). As a result, unless the Company requests an appeal of this determination by November 25, 2024, trading of the company’s common stock will be suspended at the opening of business on November 27, 2024, and the Company’s securities will be removed from listing and registration on The Nasdaq Stock Market. The Company filed the requisite appeal and was granted a hearing at a Nasdaq panel to present its plan to cure to the deficiency, at which time the panel may grant up to 6 months’ time for the Company to reach the required minimum of $2,500,000 in stockholders’ equity.

On December 12, 2024, the Company received a letter from Nasdaq notifying the Company that for the preceding 30 consecutive business days (October 30, 2024 through December 11, 2024), the Company’s common stock did not maintain a minimum closing bid price of $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2). The Company has an initial compliance period of 180 calendar days, or until June 10, 2025, to regain compliance, which may be achieved if the closing bid price of the Company’s common stock is at or above $1.00 for a minimum of ten consecutive business days. If the Company does not achieve compliance by June 10, 2025, the Company may be eligible for additional time to comply.

Smaller Reporting Company

We are currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company, and have a public float of less than $250 million or annual revenues of less than $100 million during the most recently completed fiscal year. As a result of being considered a “smaller reporting company,” we will be entitled to certain exemptions regarding the disclosure that we are required to provide in our SEC filings. Specifically, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of Sarbanes-Oxley requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

The Offering

This prospectus relates to the resale from time to time by the selling stockholder (the “Selling Stockholder”) identified in this prospectus under the caption “Selling Stockholder” of up to 937,500 (post-Reverse Stock Split)shares of our Common Stock, par value $0.01 (our “Common Stock”), underlying the Series B Convertible Preferred Stock (the “Shares”), issuable upon conversion of 60,000 shares of our Series B Convertible Preferred Stock, par value $0.01 (the “Series B Preferred Stock”) issued to the Selling Stockholders pursuant to an Exchange Agreement (the “Exchange Agreement”) by and among the Company and the Investors. Pursuant to the Exchange Agreement, the parties effected a voluntary security exchange transaction (the “Transaction”) whereby the Investors exchanged the Series A and Series B Warrants previously purchased in the April 14, 2025 private placement (the “April 2025 Private Placement”) for an aggregate of 60,000 shares of Series B Preferred Stock (the “Exchange Shares”), with the New Series B Convertible Preferred Stock’s rights and preferences being set forth on that certain certificate of designation filed in our current report on Form 8-K filed with the SEC on July 18, 2025.

We did not receive any proceeds from the Exchange Agreement.

We will not receive any proceeds from the sale of the Registrable Securities by the Selling Stockholder under this prospectus. We provide more information about how we plan to use the proceeds in the section titled “Use of Proceeds” on page 15 of this prospectus.

The Shares were offered and sold by us pursuant to the exemption provided by Section 3(a)(9) of the Securities Act and Regulation D promulgated thereunder. We are registering the offer and resale of the Registrable Securities to satisfy the provisions of that certain registration rights agreement, dated July 17, 2025 (the “Registration Rights Agreement”), pursuant to which we agreed to register the resale of the Shares.

The Selling Stockholder may sell its Shares underlying the Series B Preferred Stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Stockholder may sell its shares underlying the Series B Preferred Stock in the section titled “Plan of Distribution” on page 18 of this prospectus. We will pay the expenses incurred in registering the securities covered by this prospectus, including legal and accounting fees. To the extent the Selling Stockholder decides to sell any of its Shares underlying the Series B Preferred Stock, we will not control or determine the price at which the shares are sold.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SGBX”. On September 30, 2025, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $7.18 per share. We urge prospective purchasers of our Common Stock to obtain current information about the market prices of our Common Stock.

Securities offered by the Selling Stockholder	937,500 shares of Common Stock underlying the Series B Preferred Stock (post-Reverse Stock Split).

Common Stock to be outstanding after this offering, assuming conversion of the Series B Preferred Stock	4,687,500 shares (post-Reverse Stock Split and assuming full conversion of the Series B Preferred Stock).

Terms of the Offering	The Selling Stockholder and any of its pledgees, assignees and successors-in-interest will determine when and how they sell the shares offered in this prospectus and may, from time to time, sell any or all of their shares covered hereby on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. See “Plan of Distribution” in this prospectus.

Use of Proceeds	We did not receive any proceeds from the Exchange Agreement.

We will not receive any proceeds from the resale, if any, of the Registrable Securities by the Selling Stockholder. See “Use of Proceeds.”

Risk Factors	Investment in our securities involves a high degree of risk and could result in a loss of your entire investment. See “Risk Factors” beginning on page 11 and the similarly entitled sections in the documents incorporated by reference into this prospectus.

Nasdaq Capital Market Symbol	Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SGBX”.

Except as otherwise indicated herein, the number of shares of our Common Stock to be outstanding after this offering is based on 503,474 shares of Common Stock outstanding as of September 30, 2025, plus the 937,500 Shares (post-Reverse Stock Split), assuming we issue the additional 937,500shares of Common Stock (post-Reverse Stock Split) that are issuable pursuant to the conversion of the Series B Preferred Stock and excludes the following, which numbers have been adjusted for the Company’s Reverse Stock Split, effective September 8, 2025:

●	28 shares of Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $199,748.80 per share;

●	97,809 shares of Common Stock issuable upon the exercise of separate outstanding warrants at a weighted-average exercise price of $74.24 per share;

●	7,382 shares of Common Stock issuable upon vesting of outstanding restricted stock units under our equity incentive plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options and warrants and no vesting of the restricted stock units described in the bullets above. To the extent that options or warrants are exercised, restricted stock units vest, new awards are granted under our equity incentive plan, or we issue additional shares of Common Stock or warrants in the future, there will be further dilution to investors participating in this offering.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before investing in our securities, you should carefully consider the risks, uncertainties and assumptions contained in this prospectus and discussed under the heading “Risk Factors” included in our most recently filed Form 10-K, as revised or supplemented by subsequent filings, which are on file with the SEC and are incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. Our business, financial condition, results of operations and future growth prospects could be materially and adversely affected by any of these risks. In these circumstances, the market price of our Common Stock could decline, and you may lose all or part of your investment.

Risks Related to this Offering

Investors who buy shares at different times will likely pay different prices.

Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different levels of dilution and different outcomes in their investment results. Similarly, the Selling Stockholder may sell such shares at different times and at different prices. Investors may experience a decline in the value of the shares they purchase from the Selling Stockholder in this offering as a result of sales made by us in future transactions to the Selling Stockholder at prices lower than the prices they paid. The Selling Stockholder will have discretion to vary the timing, prices, and number of shares sold in this offering. Investors may experience a decline in the value of their shares of our Common Stock. The trading price of our Common Stock has been volatile and subject to wide fluctuations.

The issuance of Common Stock to the Selling Stockholder upon conversion of the Series B Preferred Stock may cause substantial dilution to our existing stockholders and the sale of such shares acquired by the Selling Stockholder could cause the price of our Common Stock to decline.

We are registering for resale by the Selling Stockholder of up to 937,500shares of our Common Stock (post-Reverse Stock Split), par value $0.01, underlying the Series B Convertible Preferred Stock, issuable upon conversion of 60,000 shares of our Series B Convertible Preferred Stock. The number of shares of our Common Stock ultimately offered for resale by the Selling Stockholder under this prospectus is dependent the number of Registrable Securities issued. Depending on a variety of factors, including market liquidity of our Common Stock, the issuance of shares to the Selling Stockholder may cause the trading price of our Common Stock to decline.

Our need for future financing may result in the issuance of additional securities, which will cause investors to experience dilution.

Our cash requirements may vary from those now planned depending upon numerous factors. We expect to require additional capital until our operations generate sufficient revenue to cover our expenses. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Our securities may be offered to other investors at a price lower than the price per share offered to current stockholders, or upon terms which may be deemed more favorable than those offered to current stockholders. In addition, the issuance of securities in any future financing may dilute an investor’s equity ownership and have the effect of depressing the market price for our securities. Moreover, we may issue derivative securities, including options, restricted stock units or warrants, from time to time, to procure qualified personnel or for other business reasons. The issuance of any such derivative securities, which is at the discretion of our board of directors, may further dilute the equity ownership of our stockholders.

We have additional securities available for issuance, which, if issued, could adversely affect the rights of the holders of our Common Stock.

Our Amended and Restated Certificate of Incorporation, as amended, authorizes the issuance of 75,000,000 shares of our Common Stock and 5,405,010 shares of preferred stock. In certain circumstances, the Common Stock, as well as the awards available for issuance under our equity incentive plan, can be issued by our board of directors, without stockholder approval. Any future issuances of such stock, including pursuant to outstanding equity awards, would further dilute the percentage ownership of us held by holders of Common Stock. In addition, the issuance of certain securities, may be used as an “anti-takeover” device without further action on the part of our stockholders, and may adversely affect the holders of the Common Stock.

Future sales of our Common Stock could cause the market price for our Common Stock to decline.

We cannot predict the effect, if any, that market sales of shares of our Common Stock or the availability of shares of our Common Stock for sale will have on the market price of our Common Stock prevailing from time to time. Sales of substantial amounts of shares of our Common stock in the public market, or the perception that those sales will occur, could cause the market price of our Common Stock to decline or be depressed.

The shares of Common Stock issued in connection with this offering will be freely tradeable without restriction or further registration under the Securities Act.

Because we will not declare cash dividends on our Common Stock in the foreseeable future, stockholders must rely on appreciation of the value of our Common Stock for any return on their investment.

We have never declared or paid cash dividends on our Common Stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and will not declare or pay any cash dividends in the foreseeable future. As a result, only appreciation of the price of our Common Stock, if any, will provide a return to investors in this offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “anticipate,” “aim,” “believe,” “contemplate,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “poise,” “project,” “potential,” “suggest,” “should,” “strategy,” “target,” “will,” “would,” and similar expressions or phrases, or the negative of those expressions or phrases, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus and incorporated by reference into this prospectus, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. The section in this prospectus entitled “Risk Factors” and the sections in our periodic reports, including our most recent Form 10-K entitled “Business,” and in the Form 10-K and the subsequent Forms 10-Q entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other sections in this prospectus and the documents or reports incorporated by reference into this prospectus, discuss some of the factors that could contribute to these differences. These forward-looking statements include, among other things, statements about:

Risks Relating to our Financial Position and Capital Requirements

●	We could experience a shortfall in cash over the next twelve months.

●	Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern.

●	We have incurred net losses in prior periods and there can be no assurance that we will generate income in the future.

●	To date we have not generated revenue from SG Medical Co or SG Environmental Services.

●	We will need to raise additional capital to fund our existing operations.

●	We must timely register the shares issuable under the Debenture and the Warrant.

●	We may not have an adequate number of shares of common stock authorized to complete future equity transactions.

Risks Relating to our Company

●	Our ability to meet our workforce needs is crucial to our results of operations and future sales and profitability.

●	We have a fixed cost base that will affect our profitability if our sales decrease.

●	A material disruption of our suppliers or SG Echo’s facilities could prevent us from meeting customer demand.

●	A natural disaster, the effects of climate change, or other disruptions at our SG Echo facility could adversely affect us.

●	The requirements of being a public company may strain our resources and divert management’s attention.

●	We are dependent on the services of key personnel, a few customers and vendors.

●	We currently are, and may in the future be, subject to legal proceedings or investigations.

●	The loss customers or vendors could have a material adverse effect on us.

Risks Relating to our Business and Industry

●	Changes in general economic conditions and geopolitical and other conditions may adversely impact our business.

●	Limited availability or increases in costs of transportation could adversely affect our business and operations.

●	Expansion of our operations may strain resources.

●	Our clients may adjust, cancel or suspend the contracts in our backlog.

●	Our liability for estimated warranties may be inadequate.

●	We can be adversely affected by failures of persons who act on our behalf to comply with applicable regulations.

●	The cyclical and seasonal nature of the construction industry causes our revenues and operating results to fluctuate.

●	Our business depends on the construction industry and general business, financial market and economic conditions.

●	Our business relies on private investment and a slower than expected economy may adversely affect our results.

●	A material disruption at one of our suppliers’ facilities could negatively affect our overall financial results.

●	We are subject to risks regarding environmental, health and safety laws and regulations.

●	Our business may be subject to economic and political risks of vendors obtaining supplies from foreign countries.

●	Our operating results will be subject to fluctuations and are inherently unpredictable.

●	We are subject to cybersecurity risks.

●	We could suffer adverse tax and other financial consequences if we are unable to utilize our net operating loss carryforwards.

Risks Relating to our Common Stock

We have failed, and may continue to fail, to meet the listing standards of Nasdaq, and as a result our common stock may become delisted, which could have a material adverse effect on the liquidity of our common stock.

If we fail to continue to satisfy the continued listing requirements of Nasdaq, such as the corporate governance or public float requirements, or the minimum closing bid price requirement, Nasdaq will take steps to de-list our common stock. As a result of several factors, including but not limited to our financial performance, market sentiment about our industry, volatility in the financial markets generally due to the tightening of monetary policy by the Board of Governors of the United States Federal Reserve Bank (the “Federal Reserve”) and other geopolitical events, events such as the ongoing wars around the world, the per share price of our common stock has declined below the minimum bid price threshold required for continued listing. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so, as well as adversely affect our ability to issue additional securities and obtain additional financing in the future.

●	Failure to meet the continued listing requirements of the Nasdaq Capital Market could result in a delisting.

●	Our stock price has been subject to fluctuations in the past, has recently been volatile and our stock is thinly traded.

●	The requirements of being a public company may strain our resources.

●	Sales of shares of our common stock, could cause the price of our common stock to decline and result in dilution.

●	Certain provisions of Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

●	We have availed ourselves of reduced disclosure requirements, which may make our common stock less attractive.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We have included important factors in the cautionary statements included in this document, particularly in the section entitled “Risk Factors” beginning on page 11 of this prospectus that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements are qualified in their entirety by this cautionary statement. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. You should read this prospectus and the documents that we have filed as exhibits to this prospectus and incorporated by reference herein completely and with the understanding that our actual future results may be materially different from the plans, intentions and expectations disclosed in the forward-looking statements we make. The forward-looking statements contained in this prospectus are made as of the date of this prospectus and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Registrable Securities by the Selling Stockholder. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock. Brokerage fees, commissions and similar expenses, if any, attributable to the sale of shares offered hereby will be borne by the applicable selling stockholders.

The prices at which the Registrable Securities may actually be sold will be determined by the prevailing public market price for shares of our Common Stock, by negotiations between the Selling Stockholder and buyers of our Common Stock in private transactions or as otherwise described in “Plan of Distribution.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the ownership of our Common Stock beneficially owned by our current directors, named executive officers, our directors and current executive officers as a group and our 5% stockholders as of September 30, 2025 and as adjusted to reflect the sale of the securities offered in this offering (assuming the issuance of 937,500 shares of Common Stock underlying the Series B Preferred Stock (post-Reverse Stock Split) being registered in this offering by (i) each current director, (ii) each named executive officer, (iii) each person who we know to be the beneficial owner of more than 5% of our Common Stock, and (iv) all current directors and executive officers as a group. The persons named in the table have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them. Percentage ownership prior to this offering is based on 763,434 shares of our Common Stock outstanding as of September 30, 2025.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Safe and Green Development Corporation, 990 Biscayne Boulevard, #501, Office 12, Miami, Florida 33132.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of Common Stock issuable pursuant to the exercise of profits interest units, warrants or other rights that are either immediately exercisable or exercisable on or before September 30, 2025, which is approximately 60 days after the date of this prospectus. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Shares of Common Stock Beneficially Owned		Percentage of Common Stock Beneficially Owned Prior to this Offering
Paul M. Galvin, Former Chairman and Former Chief Executive Officer	3,395	(1)	*	%
Michael McLaren, Chief Executive Officer	109,313		14.31%
Jim Pendergast, Chief Operating Officer
Patricia Kaelin, Chief Financial Officer	185		*
William Rogers, Former Chief Operating Officer	-		*
Jill Anderson, Director	418		*
Shafron Hawkins, Director	435		*
Thomas Meharey, Director	478		*
Christopher Melton, Director	444	(2)	*	%
David Villarreal, Former Director	580		*	%
All current executive officers and directors as a group (6 persons)	115,246		15.10%

5% Stockholders other than executive officers and directors

*	Less than 1% ownership interest.
(1)	Includes 669 shares of Common Stock held directly by Mr. Galvin and 1 shares held by TAG Partners, LLC (“TAG”), an investment partnership formed for the purpose of investing in the Company. Mr. Galvin is a managing member of, and has a controlling interest in, TAG and may be deemed to beneficially own the share of Common Stock held by TAG, over which he has shared voting and dispositive power. Mr. Galvin disclaims beneficial ownership of the shares of Common Stock held by TAG except to the extent of his pecuniary interest therein. Also includes 19 options to purchase our Common Stock presently exercisable.
(2)	Includes 1 shares of Common Stock held in Mr. Melton’s retirement account, which Mr. Melton indirectly owns, and 69 shares of Common Stock held directly by Mr. Melton.

SELLING STOCKHOLDER

The shares of Common Stock underlying the Series B Preferred Stock being offered by the Selling Stockholder are the Registrable Securities, consisting of the Shares. For additional information regarding the issuance of these securities, see “Prospectus Summary — The Offering” on page 9 of this prospectus. We are registering the Registrable Securities in order to permit the Selling Stockholder to offer the Shares for resale from time to time.

The following table sets forth certain information with respect to the Selling Stockholder, including (i) the number of shares of our Common Stock beneficially owned by the Selling Stockholder prior to this offering, (ii) the number of shares of Common being offered by the Selling Stockholder pursuant to this prospectus, and (iii) the Selling Stockholder’s beneficial ownership after completion of this offering assuming the sale of all of the shares of Common Stock covered by this prospectus. The registration of the Registrable Securities does not necessarily mean that the Selling Stockholder will sell all or any of the Registrable Securities, but the number of shares and percentages set forth in the final two columns below assume that all Registrable Securities are sold.

The table is based on information supplied to us by the Selling Stockholder, with beneficial ownership and percentage ownership determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a Selling Stockholder and the percentage ownership of that Selling Stockholder, shares of Common Stock subject to warrants held by that Selling Stockholder that are exercisable within 60 days after September 30, 2025, are deemed outstanding. The percentage of beneficial ownership after this offering is based on 503,474 shares of Common Stock outstanding assuming the issuance of all of the 937,500shares of Common Stock (post-Reverse Stock Split) being registered in this offering.

We have assumed that all shares of Common Stock reflected in the table as being offered in the offering covered by this prospectus will be sold from time to time in this offering. We cannot provide an estimate as to the number of shares of Common Stock that will be held by the Selling Stockholder upon termination of the offering covered by this prospectus because the Selling Stockholder may offer some, all or none of the shares of Common Stock being offered in the offering. Information about the Selling Stockholder may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

	Number of Shares of Common Stock Beneficially Owned Prior to this	Maximum Number of Shares of Common Stock to be Offered for Resale in this Offering(2)	Shares of Common Stock Beneficially Owned Immediately Following this Offering(1)
Name	Offering(1)	Number	Number	Percentage
Great Point Capital LLC(3)	234,375	234,375	—	—%
East West Capital, LLC(4)	234,375	234,375	—	—%
Robert Forster (5)	234,375	234,375	—	—%
Sabby Volatility Warrant Master Fund, Ltd.(6)	234,375	234,375	—	—%

(1)	Number and Percentage are based on 503,474 shares of Common Stock outstanding as of September 8, 2025, assuming the resale of all Common Stock underlying the Series B Preferred Stock covered by this prospectus and giving effect to the beneficial ownership blockers held by the Selling Shareholder, and are adjusted to account for the Company’s 2025 Reverse Stock Split.
(2)	Consists of 234,375 shares of common stock underlying the Series B Preferred Stock.
(3)	Consists of 234,375 Common Shares underlying the Series B Preferred Stock. Dan Dimiero is the natural control person of Great Point Capital, LLC, with an address of 12301 Research Blvd., Building 4-270 Austin, TX 78759.
(4)	Consists of 234,375 Common Shares underlying the Series B Preferred Stock. John Fife is the natural control person of East West Capital, LLC, with an address of 2005 East 2700 South STE 200, Salt Lake City, UT, 84109.
(5)	Consists of 234,375 Common Shares underlying the Series B Preferred Stock. The address for Robert Forster is 54 Deepdale Drive, Great Neck, NY 11021.
(6)	The 234,375 Common Shares underlying the Series B Preferred Stock and other securities are held by Sabby Volatility Warrant Master Fund, Ltd. (“Sabby”). Sabby Management, LLC, the investment manager to Sabby, has discretionary authority to vote and dispose of the shares held by Sabby and may be deemed to be the beneficial owner of these shares. Additionally, this does not include 68,782 Common Shares issuable upon exercise of Pre-funded Warrants. Hal Mintz (“Mr. Mintz”), in his capacity as manager of Sabby Management, LLC, may also be deemed to have investment discretion and voting power over the shares held by Sabby. Sabby Management, LLC and Mr. Mintz each disclaim any beneficial ownership of these shares.

Relationship with Selling Stockholder

To our knowledge, the Selling Stockholder did not have any position, office, or other material relationship with us or any of our affiliates within the past three years.

PLAN OF DISTRIBUTION

The Selling Stockholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its securities covered hereby on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholder to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction, a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the Selling Stockholder does not own any shares of Common Stock underlying the Series B Preferred Stock. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Pursuant to applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholder or any other person. We will make copies of this prospectus available to the Selling Stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF OUR SECURITIES

The following description of our capital stock and the provisions of our amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”) and our amended and restated bylaws (the “Bylaws”) are summaries and are qualified by reference to the certificate of incorporation and the bylaws. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Description of Common Stock.

Authorized Shares of Common Stock.  We currently have authorized 75,000,000 shares of Common Stock.

Voting.  Holders of our Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Our directors are elected by a plurality of the votes cast by the stockholders entitled to vote at our annual meeting of stockholders.

Dividends.  Subject to the prior rights of any class or series of preferred stock which may from time to time be outstanding, if any, holders of our Common Stock are entitled to receive dividends ratably when, as and if declared by our Board of Directors, out of funds legally available for that purpose. We have not paid any dividends on our Common Stock and none are contemplated in the foreseeable future. We anticipate that all earnings that may be generated from our operations will be used to finance our growth.

Liquidation.  Upon our liquidation, dissolution or winding up, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any.

Rights and Preferences.  The holders of our Common Stock have no preemptive, subscription or redemption rights pertaining to our Common Stock and have no rights to convert their Common Stock into any other securities. The absence of preemptive rights could result in a dilution of the interest of the existing stockholders should additional shares of our Common Stock be issued. In addition, the rights of holders of our Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. See “Risk Factors” section in our most recent Form 10-K for a further description of risks related to our Common Stock.

Fully Paid and Nonassessable.  All of our issued and outstanding shares of Common Stock are fully paid and nonassessable.

Description of the Series B Preferred Stock

Series B Preferred Stock Certificate of Designation

On July 17, 2025, the Company filed a Certificate of Designation (the “Certificate of Designation”) with the Delaware Secretary of State designating, 60,000 shares as Series B Convertible Preferred Stock (the “Series B Preferred Stock”), each with a stated value of $1,000 per share (the “Stated Value”). The Certificate of Designation sets forth the rights, preferences and limitations of the shares of Series B Preferred Stock. Terms not otherwise defined in this item shall have the meanings given in the Certificate of Designation.

The following is a summary of the terms of the Series B Preferred Stock:

Dividends. At all times following the issuance of the Series B Preferred Stock, while shares of Series B Preferred Stock are issued and outstanding, holders of Series B Preferred Stock shall be entitled to receive, and the Company shall pay, dividends on shares of Series B Preferred Stock equal (on an as-if-converted-to-Common-Stock basis and without regard to any limitations on conversion set forth herein or otherwise) to and in the same form as dividends (which shall be made in accordance with the terms of the Certificate of Designation) actually paid on shares of the Company’s Common Stock (the “Common Stock”) when, as and if such dividends (which shall be made in accordance with the terms of the Certificate of Designation) are paid on shares of the Common Stock.

Voting Rights. Subject to certain limitations described in the Certificate of Designation, the Series B Preferred Stock is voting stock. The issuance of preferred stock has limited voting power, such that the preferred stock would vote as if converted at the “Nasdaq Minimum Price” as defined in Listing Rule 5635(d)(1), on the date of issuance. Notwithstanding the foregoing, the holders of the Series B Preferred Stock shall not be permitted to vote in excess of 19.99% until shareholder approval for the Series B Preferred Stock is obtained.

Liquidation. Upon any Liquidation (as defined in the Certificate of Designation), the assets of the Company available for distribution to its stockholders shall be distributed among the holders of the shares of the Company’s Series A Convertible Preferred Stock, Series B Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all shares of Series B Preferred Stock as if they had been converted to Common Stock pursuant to the terms of the Certificate of Designation immediately prior to such Liquidation, without regard to any limitations on conversion set forth in the Certificate of Designation or otherwise.

Conversion. Subject to the limitations set forth in the Certificate of Designation, at the option of the holder, each share of Series B Preferred Stock shall be convertible into a number shares of Common Stock obtained by dividing the Stated Value of each such share of Series B Preferred Stock by the Floor Price of $0.20 (the “Floor Price”).

The foregoing summary of the terms of the Series B Preferred Stock is qualified in its entirety by reference to the text of the Certificate of Designation, which is filed on the Company’s current report on Form 8-K, on July 18, 2025, and is incorporated herein by reference.

Resale/Registration Rights. We have filed this registration statement with the SEC that includes this prospectus to register for resale under the Securities Act, the Registrable Securities, consisting of the Shares underlying the Series B Preferred Stock, to satisfy our obligations in connection with the July 17, 2025, Exchange Agreement. We are required to use commercially reasonable efforts to cause such registration to become effective by August 18, 2025, within 22 days of the closing of the July 17, 2025 transaction (or September 10, 2025, in the event of a full review by the SEC) for the Registrable Securities, and to keep such registration statement effective at all times until the Selling Stockholder does not own any Registrable Securities.

Nasdaq Continued Listing Rule Compliance

On July 8, 2025, Safe & Green Holdings Corp. (the “Company”) received a decision letter from the Nasdaq Hearings Panel (the “Panel”) granting the Company’s request for continued listing on the Nasdaq Capital Market. The decision is conditioned on the Company maintaining full compliance with all continued listing requirements of the Nasdaq Capital Market by August 28, 2025. On or before August 28, 2025, the Company must effect a Reverse Stock Split and demonstrate compliance with Nasdaq Listing Rule 5550(a)(2) by achieving a closing bid price of $1.00 or more per share for at least ten (10) consecutive business days.

On or before July 18, 205, the Company must publicly disclose that it has restructured the terms of its April 2025 offering to eliminate the Class B warrants and provide Nasdaq with confirmation that no shares underlying the Class B warrants were issued.

The Panel’s decision follows the Company’s hearing before the Panel on June 17, 2025, during which the Company presented a plan to regain compliance, including its intention to implement a Reverse Stock Split and restructure certain previously issued warrants to mitigate dilution concerns.

2025 Reverse Stock Split

In connection with the above, the Company’s shareholders approved a Reverse Stock Split at a ratio of 1:64 on August 25, 2025, and affected the Reverse Stock Split on September 8, 2025.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our Certificate of Incorporation and our Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, such negotiation could result in an improvement of the terms of such proposals.

Certificate of Incorporation and Bylaws

Certain provisions set forth in our Certificate of Incorporation, our Bylaws and in Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Proposals of business and nominations.  Our Bylaws generally regulate proposals of business and nominations for election of directors by stockholders. In general, Section 3.16 requires stockholders intending to submit proposals or nominations at a stockholders meeting to provide the Company with advance notice thereof, including information regarding the stockholder proposing the business or nomination as well as information regarding the proposed business or nominee. Section 3.16 provides a time period during which business or nominations must be provided to the Company that will create a predictable window for the submission of such notices, eliminating the risk that the Company finds a meeting will be contested after printing its proxy materials for an uncontested election and providing the Company with a reasonable opportunity to respond to nominations and proposals by stockholders.

Blank Check Preferred Stock.  Our Board of Directors has the right to issue preferred stock in one or more series and to determine the designations, rights, preferences of such preferred stock without stockholder approval.

Board Vacancies.  Our Bylaws generally provide that only the board of directors (and not the stockholders) may fill vacancies and newly created directorships.

While the foregoing provisions of our Certificate of Incorporation, Bylaws and Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Series B Preferred Stock Certificate of Designation

On July 17, 2025, the Company filed a Certificate of Designation (the “Certificate of Designation”) with the Delaware Secretary of State designating, 60,000 shares as Series B Convertible Preferred Stock (the “Series B Preferred Stock”), each with a stated value of $1,000 per share (the “Stated Value”). The amount of Series B Preferred Stock is multiplied by the Stated Value, which equals 937,500 (post-Reverse Stock Split), and then divided by the Floor price of $0.20, which equals 4,687,500 shares (post-Reverse Stock Split), in which we are registering 937,500 shares herein (post-Reverse Stock Split). The Certificate of Designation sets forth the rights, preferences and limitations of the shares of Series B Preferred Stock. Terms not otherwise defined in this item shall have the meanings given in the Certificate of Designation.

The following is a summary of the terms of the Series B Preferred Stock:

Dividends. At all times following the issuance of the Series B Preferred Stock, while shares of Series B Preferred Stock are issued and outstanding, holders of Series B Preferred Stock shall be entitled to receive, and the Company shall pay, dividends on shares of Series B Preferred Stock equal (on an as-if-converted-to-Common-Stock basis and without regard to any limitations on conversion set forth herein or otherwise) to and in the same form as dividends (which shall be made in accordance with the terms of the Certificate of Designation) actually paid on shares of the Company’s Common Stock (the “Common Stock”) when, as and if such dividends (which shall be made in accordance with the terms of the Certificate of Designation) are paid on shares of the Common Stock.

Voting Rights. Subject to certain limitations described in the Certificate of Designation, the Series B Preferred Stock is voting stock. The issuance of preferred stock has limited voting power, such that the preferred stock would vote as if converted at the “Nasdaq Minimum Price” as defined in Listing Rule 5635(d)(1), on the date of issuance. Notwithstanding the foregoing, the holders of the Series B Preferred Stock shall not be permitted to vote in excess of 19.99% until shareholder approval for the Series B Preferred Stock is obtained.

Liquidation. Upon any Liquidation (as defined in the Certificate of Designation), the assets of the Company available for distribution to its stockholders shall be distributed among the holders of the shares of the Company’s Series A Convertible Preferred Stock, Series B Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all shares of Series B Preferred Stock as if they had been converted to Common Stock pursuant to the terms of the Certificate of Designation immediately prior to such Liquidation, without regard to any limitations on conversion set forth in the Certificate of Designation or otherwise.

Conversion. Subject to the limitations set forth in the Certificate of Designation, at the option of the holder, each share of Series B Preferred Stock shall be convertible into a number shares of Common Stock obtained by dividing the Stated Value of each such share of Series B Preferred Stock by the Floor Price of $0.20 (the “Floor Price”).

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL (“Section 203”) regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset, stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of Section 203 to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Listing

Our Common Stock is listed for trading on The Nasdaq Capital Market under the symbol “SGBX.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC. The transfer agent’s principal business address is 48 Wall Street, Floor 23, New York, New York 10005, and its telephone number is (800) 468-9716.

LEGAL MATTERS

The validity of the shares of Common Stock being offered by this prospectus have been passed upon for us by Sichenzia Ross Ference Carmel LLP.

EXPERTS

The consolidated financial statements as of and for the year ended December 31, 2024, incorporated by reference in this prospectus and the registration statement have been so incorporated in reliance on the report of M&K CPAS PLLC, an independent registered public accounting firm, incorporated by reference, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements as of and for the year ended December 31, 2023, incorporated by reference in this prospectus and the registration statement have been so incorporated in reliance on the report of M&K CPAS PLLC, an independent registered public accounting firm, incorporated by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our Common Stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

The SEC maintains an Internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC (other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act including those made after (i) the date of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement and (ii) the date of this prospectus and before the completion of the offering of the shares of our Common Stock included in this prospectus:

●	Our Annual Report on Form 10-K for the year ended December 31, 2024 (File No. 001-38037) filed with the SEC on April 1, 2025;

●	Our Quarterly Report on Form 10-Q or the quarter ended June 30, 2025, filed with the SEC on August 14, 2025;

●	Our Current Reports on Form 8-K filed with the SEC on January 17, 2025, January 14, 2025, January 21, 2025, January 27, 2025, January 29, 2025, both 8-K’s filed on February 3, 2025, February 20, 2025, February 24, 2025, February 28, 2025, March 10, 2025, April 2, 2025, April 9, 2025, April 16, 2025, April 17, 2025, May 16, 2025, May 22, 2025, May 29, 2025, June 2, 2025, June 5, 2025, June 10, 2025, June 12, 2025, July 18, 2025, August 5, 2025, August 26, 2025, September 10, 2025 and September 17, 2025 (File Nos. 001-38037); and

●	The description of the Registrant’s Common Stock contained in our Registration Statement on Form 8-A filed under the Exchange Act, as filed on March 20, 2017 (File No. 001-38037), including any amendment or report filed for the purpose of updating such description, as updated by the description of the Common Stock filed as Exhibit 4.9 to our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on April 1, 2025, including any amendments or reports filed for the purpose of updating such description.

Any statement contained in this prospectus or any prospectus supplement, or in a document incorporated or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded to the extent that a statement contained herein, or in any subsequent prospectus supplement or in any subsequently filed document that also is incorporated or deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into these documents or referred to in this prospectus) from our website (www.safeandgreenholdings.com) or by writing or calling us at the following address and telephone number:

Safe & Green Holdings Corp.
990 Biscayne Blvd., Suite 501
Miami, Florida 33132
(646) 240-4235

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference into this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

 Safe & Green Holdings Corp.

937,500 Shares of Common Stock

PROSPECTUS

October 1, 2025